10025603

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 4 2010

SEC FILE NUMBER
8-39356

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wedgewood Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9909 Clayton Road
(No. and Street)

St. Louis	Missouri	63124
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders, Minkler, & Diehl, LLP
(Name – *if individual, state last, first, middle name*)

705 Olive Street 10th Floor	St. Louis	Missouri	63101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

314

OATH OR AFFIRMATION

I, Anthony L. Guerrerio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wedgewood Partners, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE.

Signature

PRESIDENT

Title

Lorraine A. Cramer

Notary Public

Lorraine A. Cramer - Notary Public
Notary Seal, State of
Missouri - St. Louis County
Commission #07489207
My Commission Expires 8/14/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wedgewood Partners, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash and cash equivalents	$	539,878
Marketable securities		211,520
Deposit with clearing organization		103,572
Receivable from clearing organization		35,250
Receivables from customers		10,620
Prepaid expenses		12,289
Deferred income taxes, net		5,100
Equipment and leasehold improvements, net of accumulated depreciation and amortization		74,560
Total Assets	$	992,789

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	8,336
Income taxes payable		19,750
Total Liabilities		28,086
Stockholders' Equity		
Common stock, $1 par value, authorized 150,000 shares, issued and outstanding 110,909 shares		110,909
Additional paid-in capital		673,475
Retained earnings		180,319
Total Stockholders' Equity		964,703
Total Liabilities and Stockholders' Equity	$	992,789

Wedgewood Partners, Inc.

STATEMENT OF INCOME

For The Year Ended December 31, 2009

REVENUES		
Commissions	$	350,782
Investment company shares		59,091
Investment advisory fees		2,450,249
Interest and dividends		114,753
Other income		25,440
		3,000,315
EXPENSES		
Employee compensation and benefits		2,124,730
Data communication expenses		230,810
Operating expenses		270,537
Occupancy expenses		187,035
Clearance fees		80,165
Other expenses		1,005
		2,894,282
INCOME BEFORE PROVISION FOR INCOME TAXES		106,033
PROVISION FOR INCOME TAXES		58,377
NET INCOME	$	47,656

Wedgewood Partners, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Year Ended December 31, 2009

	Common Stock		Additional		
	Number of Shares	Amount of Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2008	110,909	$ 110,909	$ 673,475	$ 132,663	$ 917,047
Net income	-	-	-	47,656	47,656
Balance, December 31, 2009	110,909	$ 110,909	$ 673,475	$ 180,319	$ 964,703

Wedgewood Partners, Inc.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 47,656
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	61,149
Deferred income taxes	(7,400)
(Increase) decrease in assets:	
Marketable securities	(123,652)
Deposit with clearing organization	9,139
Receivable from clearing organization	(9,518)
Receivables from customers	44,905
Prepaid expenses	11,972
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	1,158
Income taxes payable	19,750
Net Cash Provided by Operating Activities	55,159
INCREASE IN CASH AND CASH EQUIVALENTS	55,159
CASH AND CASH EQUIVALENTS, Beginning of year	484,719
CASH AND CASH EQUIVALENTS, End of year	$ 539,878

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for income taxes	$ 37,156

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Wedgewood Partners, Inc. (the Company) was incorporated May 25, 1988 with its principal activity being a broker of stocks, bonds, mutual funds and other securities. The Company also provides investment advisory services. The Company's services are provided primarily in the St. Louis, Missouri metropolitan area.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company was in compliance with both of the above-stated net capital rules.

The Company has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. This agreement requires that $100,000 of cash and/or securities be maintained with the broker-dealer. The deposit amount is made up primarily of restricted cash balances at December 31, 2009 and is reflected in the line item, Deposit with clearing organization on the Statement of Financial Condition.

Cash and Cash Equivalents

The Company considers all temporary cash investments as cash equivalents. These temporary cash investments are securities held for cash management purposes, having original maturities of three months or less.

Included in cash and cash equivalents at December 31, 2009 is $515,573 which is not covered under FDIC insurance.

Securities

Securities owned by the Company are considered trading securities, which are held for resale in anticipation of future market movements. These securities consist primarily of debt securities stated at fair value. The resulting difference between cost and market is included in income.

Securities transactions are recorded on the settlement-date basis.

Commissions and related clearing expenses are recorded on the settlement-date basis as securities transactions occur.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization, computed using straight line and accelerated methods. The assets are depreciated and amortized over the shorter of their lease term or useful lives, which range from three to seven years.

Investment Advisory Fee Income

The Company provides investment advisory services under contracts with various parties. Advisory fees are based on the net asset value of the assets under management at the beginning of each calendar quarter. Annual fees range from 0.45% to 1.5% of the net asset value of the assets under management.

Fee income is recorded as earned, with billed but not collected amounts reflected as accounts receivable and amounts received but not earned reflected as deferred income.

Advertising

Advertising costs, which totaled $34,594 for the year ended December 31, 2009, are expensed as incurred and included in operating expenses.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of equipment and leasehold improvements, unrealized gains and losses and charitable contribution carryovers for financial and income tax reporting. The deferred tax asset represents the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Accounting for Uncertain Tax Positions

The Company adopted the provisions of "Accounting for Uncertainty in Income Taxes" as issued by the the Financial Accounting Standards Board (FASB). The Company may recognize a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position would be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The adoption of this standard did not have a material effect on the Company's financial statements. There were no interest and penalties recognized in the Statement of Financial Condition or the Statement of Income. Management does not expect the amounts of unrecognized tax benefits to change materially in the next 12 months. Tax years 2007 through 2009 remain subject to examination by the Company's tax jurisdictions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from these estimates.

Subsequent Events

Subsequent events were evaluated through February 1, 2010, which is the date the financial statements were available to be issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

B. MARKETABLE SECURITIES

The following table sets forth, within the fair value hierarchy, the investments at fair value at December 31, 2009:

	Level 1	Level 2	Level 3	Total
Investments in marketable securities	$ 211,520	$ -	$ -	$ 211,520
Total marketable securities at fair value	$ 211,520	$ -	$ -	$ 211,520

Financial assets valued using level 1 inputs are based on unadjusted quoted market prices within active markets. All assets have been valued using a market approach. There have been no changes in valuation techniques and related inputs.

Realized gains of $23,425 and unrealized gains of $5,215 are included in other income in the statement of income.

C. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements consist of:

Leasehold improvements	$ 178,818
Furniture and equipment	330,895
Computer software	10,974
Computer hardware	9,584
Artwork	15,244
	545,515
Less: Accumulated depreciation and amortization	470,955
	$ 74,560

Depreciation and amortization charged against income amounted to $61,149 for the year ended December 31, 2009.

D. RETIREMENT PLAN

The Company has a qualified, contributory profit sharing plan covering eligible full-time employees which qualifies under Section 401(k) of the Internal Revenue Code. The plan provides for discretionary and matching contributions by the Company in such amounts as the Board of Directors may annually determine. The Company made contributions of $111,696 in 2009.

E. INCOME TAXES

The provision for income taxes included in the Statement of Income is as follows:

Current	$ 41,000
Deferred	17,377
Total Provision	$ 58,377

The deferred tax asset and deferred tax liability are shown as a net number on the Statement of Financial Condition as follows:

Deferred tax asset	$ 11,700
Deferred tax liability	6,600
Deferred tax asset, net	$ 5,100

F. RISK ASSOCIATED WITH FINANCIAL INSTRUMENTS

In the normal course of business, the Company's customer and clearing agent clearance activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to certain risks in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

G. OPERATING LEASES

The Company leases office space under a non-cancelable operating lease. The total future minimum rental commitments required under the non-cancelable operating lease are as follows:

December 31,	
2010	$ 120,444
2011	50,185
	$ 170,629

Rent expense amounted to $125,632 for the year ended December 31, 2009.

SUPPLEMENTARY INFORMATION
REQUIRED BY
THE SECURITIES AND EXCHANGE COMMISSION

Wedgewood Partners, Inc.

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1

Schedule 1

December 31, 2009

Total Stockholders' Equity	$ 964,703
Less non-allowable assets:	
Equipment and leasehold improvements, net	74,560
12b-1 Fees receivable from clearing organization	1,578
Receivables from customers	10,620
Other assets	17,389
Total non-allowable assets	104,147
Net capital before haircuts on securities positions	860,556
Haircuts on securities:	
Exempt securities	13,153
Other securities	144
Total haircuts on securities	13,297
Net Capital	$ 847,259
Aggregate Indebtedness	$ 28,086
Computation of Basic Net Capital Requirement	
Minimum dollar net capital requirement	$ 250,000
Excess net capital	$ 597,259
Excess net capital at 1000% (as defined on FOCUS report)	$ 844,449
Ratio of aggregate indebtedness to net capital	.0331 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA Focus Report.

Wedgewood Partners, Inc.

EXEMPTIVE PROVISION UNDER RULE 15c3-3

Schedule 2

December 31, 2009

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation For Determination of Reserve Requirements Under Rule 15c3-3" and "Information Relating To The Possession or Control Requirement Under Rule 15c3-3" are inapplicable.

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
Wedgewood Partners, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements of Wedgewood Partners, Inc. as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United

States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control, that is less sever than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiences, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

February 1, 2010

AMD anders minkler & diehl llp
CPAs + Consultants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment

Board of Directors
Wedgewood Partners, Inc.
St. Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Wedgewood Partners, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Wedgewood Partners, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Wedgewood Partners, Inc.'s management is responsible for Wedgewood Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended and should not be used by anyone other than these specified parties.

February 1, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Wedgewood Partners, Inc.
9909 Clayton Road, Suite 103
Saint Louis, MO 63124
Month 12/09

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 5,497.44

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1,632.00)
SIPC-6 $1,482 paid 7/23/09, SIPC-4 $150 paid 12/29/08
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,865.44

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,865.44

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,865.44

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wedgewood Partners, Inc.
(Name of Corporation, Partnership or other organization)

Anthony Guerrerio
(Authorized Signature)

President
(Title)

Dated the 22nd day of January, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,275,509
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(61,695)
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	(14,837)
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	(76,532)
2d. SIPC Net Operating Revenues	$ 2,198,977
2e. General Assessment @ .0025	$ 5,497.44
	(to page 1 but not less than $150 minimum)

SEC
Mail Processing
Section

FEB 0 2 2010

Washington, DC
104

WEDGEWOOD PARTNERS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT

Contents

AMD anders minkler & diehl llp

CPAs + Consultants

Independent Auditors' Report

Board of Directors
Wedgewood Partners, Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Wedgewood Partners, Inc. as of December 31, 2009, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wedgewood Partners, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anders Minkler & Diehl LLP

February 1, 2010

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com